Fortress Value Acquisition Corp. IV

1345 Avenue of the Americas, 46th Floor

New York, NY 10105

March 11, 2021

VIA EMAIL & EDGAR

Todd Schiffman

Staff Attorney

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-4561

Re:	Fortress Value Acquisition Corp. IV (the “Company”) Registration Statement on Form S-1 (Registration No. 333-253306)

Dear Mr. Schiffman:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, we respectfully request that the effective date of the Company’s Registration Statement on Form S-1 (File No. 333-253306) be accelerated by the Securities and Exchange Commission (the “Commission”) to 4:00 p.m. Washington D.C. time on March 15, 2021 or as soon as practicable thereafter.

We request that we be notified of such effectiveness by a telephone call to Alexander Lynch of Weil, Gotshal & Manges LLP at (212) 310-8971 and that such effectiveness also be confirmed in writing.

Very truly yours,

Fortress Value Acquisition Corp. IV

By:	/s/ Alexander P. Gillette
Name:	Alexander P. Gillette
Title:	General Counsel

cc:	Weil, Gotshal & Manges LLP
Alexander D. Lynch, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP
Gregg A. Noel, Esq. Michael Mies, Esq.